Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: July 8, 2021

FocalAgent Selects Matterport to Revolutionise UK Home-Buying Experience

Matterport and FocalAgent help drive up to 15% property sales uplifts

SUNNYVALE, Calif. / London, United Kingdom — 8 July 2021 – Matterport, Inc., the leading spatial data company driving the digital transformation of the built world that has entered into a definitive agreement for a business combination with Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW), has been adopted by FocalAgent, the UK’s largest supplier of professional photography and visual content for the country’s real estate industry, to create and supply Matterport 3D experiences to all their real estate clients. Focal Agent supplies a suite of digital marketing products to the largest UK estate agents, who are selling properties faster and at up to 15% higher sales price.

“As the UK property market continues to rebound from the pandemic, demand for transparent and frictionless real estate experiences is growing. Matterport 3D listings have rapidly emerged as the preferred tool for viewing and showcasing real estate due to their accuracy and accessibility,” said Lee Wainwright, chief executive at FocalAgent. “Powered by FocalAgent and Matterport’s advanced AI, the Matterport platform captures and creates digital twins of properties quickly and accurately. This enables us to automatically produce an immersive data-rich 3D experience, which has been a really powerful listings tool for agents,” he added.

Using Matterport’s advanced, user-friendly technology, FocalAgent is significantly changing the home-buying experience for thousands of homebuyers and sellers. FocalAgent is saving time and money for its clients, who list properties for sale and rent on the UK’s leading property portals, including Zoopla, Rightmove and OnTheMarket. 3D listings are proven to improve engagement and customer experience by enabling buyers to explore and evaluate properties remotely. This has saved agents time and money as well as reducing their carbon footprint through reduced travel, increased operational efficiency, and has also helped them win new listings. Using Matterport as well as FocalAgent’s Pro Photos, Floorplans and Videos, one of FocalAgent’s estate agent customers reported a 15% sales uplift, greater efficiency, and shorter time on market for property sales.

FocalAgent is also using Matterport products to deliver customisation to clients in order to drive further engagement and help estate agents win new listings. For example, FocalAgent is using Matterport’s Blur Tool, which twinned with Focal Agent’s new GDPR Find & Fix product helps automate the privacy of the customer for a more robust compliance within the EU’s GDPR data protection law and to minimise GDPR-related risks to agents. Additionally, FocalAgent is integrating Matterport’s SDK, which enables spaces to be more interactive, including with personalised agent branding, virtual staging, and menus of spaces.

James Morris Manuel, Managing Director EMEA at Matterport, commented: “A number of the UK’s largest real estate agencies work with FocalAgent due to its innovative approaches to helping agencies win market share. It is our ambition to be included across all property listings as industry standard. UK estate agents are constantly seeking ways to differentiate themselves and leveraging quality 3D digital twins to power their listings gives them an edge. Matterport is working with FocalAgent to help their customers gain market share, win more listings and help sell more properties.”

About FocalAgent

FocalAgent is the UK’s leading visual content partner for estate agents, transforming the way people buy and sell property. Driving new instructions and sales, FocalAgent provides estate agents with guided virtual viewing technology through its innovative FocalViewing platform with Matterport, game-changing professional photography and floorplans, photo enhancement and video trailers. FocalAgent’s partners are 40% more likely to sell, 21 days faster, at 2% closer to the asking price. Visit www.focalagent.com. For media enquiries: Sarah Lawrence at sarah@lawrencepr.co.uk / 07984 422 461

About Matterport

Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

©2021 Matterport, Inc. All rights reserved. Matterport is a registered trademark and the Matterport logo is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

Matterport Media Contact:

Naomi Little

Global Communications Manager

press@matterport.com

+44 203 874 6664

Investor Contact:

Soohwan Kim, CFA

VP, Investor Relations

ir@matterport.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in Gores’ final proxy statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of Gores. The Form S-4 was declared effective by the SEC on June 17, 2021. The definitive proxy statement/prospectus will be sent to all Gores stockholders as of June 16, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).